CUSIP NO. 33829M101	Schedule 13D	Page 1 of 29

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )1

Five Below Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

33829M101

(CUSIP number)

Jarlyth H. Gibson, Compliance Officer 617-951-9493 C/o Advent International Corporation, 75 State Street, 29th Floor Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24th, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 29 pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33829M101	Schedule 13D	Page 2 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,845,986
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 26,845,986
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,845,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.74%
14	TYPE OF REPORTING PERSON* CO, IA

CUSIP NO. 33829M101	Schedule 13D	Page 3 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,845,986
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 26,845,986
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,845,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.74%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 4 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,648,621
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,648,621
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,648,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.82%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 5 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP (Delaware) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,622,853
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,622,853
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,622,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.86%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 6 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2008 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 445,646
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 445,646
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.83%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 7 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2009 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,118
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 16,118
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 8 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2010 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,909
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 34,909
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 9 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A 2010 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,583
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 37,583
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 10 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,256
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 40,256
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 11 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,169,291
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,169,291
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,169,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.55%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 12 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,130,293
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 7,130,293
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.21%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 13 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-B Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 614,769
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 614,769
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.14%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 14 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-C Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 628,188
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 628,188
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.16%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 15 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-D Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 502,021
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 502,201
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.93%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 16 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-E Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,492,644
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,492,644
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,492,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.77%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 17 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-F Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,289,953
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,289,953
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,289,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.24%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 18 of 29

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-G Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,444,315
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,444,315
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.68%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 33829M101	Schedule 13D	Page 19 of 29

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.01 per share (the “Common Stock”), of Five Below, Inc., a Pennsylvania Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1818 Market Street, Suite 1900, Philadelphia, PA 19103. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) (b) (c) (f) This statement is being filed by the following entities:

(1) Advent International Corporation, a Delaware corporation;

(2) Advent International LLC, a Massachusetts limited partnership;

(3) GPE VI GP Limited Partnership, a Cayman Islands limited partnership

(4) GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership;

(5) Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership;

(6) Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership;

(7) Advent Partners GPE VI 2010 Limited Partnership, a Delaware limited partnership;

(8) Advent Partners GPE VI-A 2010 Limited Partnership, a Delaware Islands limited partnership;

(9) Advent Partners GPE VI-A Limited Partnership, a Delaware limited partnership;

(10) Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership;

(11) Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership;

(12) Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership;

(13) Advent International GPE VI-C Limited Partnership, a Delaware limited partnership;

(14) Advent International GPE VI-D Limited Partnership, a Delaware limited partnership;

(15) Advent International GPE VI-E Limited Partnership, a Delaware limited partnership;

CUSIP NO. 33829M101	Schedule 13D	Page 20 of 29

(16) Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership;

(17) Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership;

The entities listed in subparagraphs (1) through (17) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (5) through (17) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

CUSIP NO. 33829M101	Schedule 13D	Page 21 of 29

Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE VI-A 2010 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership. GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC, GPE VI GP (Delaware) Limited Partnership, and GPE VI GP Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 14, 2010, the Reporting Persons acquired beneficial ownership of 88,785,489 shares of Series A 8% convertible preferred stock of the Issuer and a majority interest in the Issuer, in connection with an investment of $192.9 (the “2010 Transaction”). Immediately prior to the closing of the Issuer’s initial public offering of its Common Stock (the “IPO”), all of the outstanding Series A 8% convertible preferred stock was converted on a 1-for-0.346 basis into shares Common Stock and the Reporting Persons held 30,719,779 shares of Common Stock in the aggregate. The source of the funds used to purchase the Series A 8% convertible preferred stock was derived from [the working capital of the Reporting Persons (other than AIC, AI LLC, GPE VI GP and GPE VI (Delaware), which did not pay for the shares but rather acquired beneficial ownership of the shares of Preferred Stock indirectly, through controlled entities).]

In conjunction with the Issuer’s IPO, the Advent Funds sold 3,873,793 shares of Common Stock, resulting in a decrease in beneficial ownership by the Reporting Persons by that amount. The sale was made at the IPO price of $15.81 per share, for an aggregate proceeds of $61,244,667.33. The number of shares indicated as being beneficially owned by the Reporting Persons in this Schedule 13D gives effect to the sale of such shares in the IPO.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Issuer by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.

In connection with the 2010 Transaction, the Reporting Persons and the other holder of the Series A 8% convertible preferred stock (collectively, the “Series A Holders”) were entitled to designate four members to the Issuer’s board of directors. In 2011, the board of directors was expanded to eight members, and the Series A Holders were entitled to designate an additional member to the board of directors. The Reporting Persons’ designations to the board of directors afforded them direct access to discussions concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, as well as the ability to propose one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the amended and restated investor rights agreement, as amended.

Other than as set forth in this statement and as set forth in the second amended and restated shareholders agreement and amended and restated investor rights agreement, each as described below, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 53,972,006 shares of Common Stock outstanding as July 18, 2012). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

CUSIP NO. 33829M101	Schedule 13D	Page 22 of 29

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding	Number of Shares Sold in Past 60 Days

Advent International Corporation (1) (2) (3) (4)	26,845,986	49.74%	3,873,793

Advent International LLC (1) (2) (3) (4)	26,845,986	49.74%	3,873,793

GPE VI GP Limited Partnership (1) (2)	23,648,621	43.82%	3,412,423

GPE VI GP (Delaware) Limited Partnership (1) (3)	2,622,853	4.86%	378,469

Advent Partners GPE VI 2008 Limited Partnership (1) (4)	445,646	0.83%	64,306

Advent Partners GPE VI 2009 Limited Partnership (1) (4)	16,118	0.03%	2,326

Advent Partners GPE VI 2010 Limited Partnership (1) (4)	34, 909	0.06%	5,038

Advent Partners GPE VI-A 2010 Limited Partnership (1) (4)	37,583	0.07%	5,423

Advent Partners GPE VI-A Limited Partnership (1) (4)	40,256	0.07%	5,808

CUSIP NO. 33829M101	Schedule 13D	Page 23 of 29

Advent International GPE VI Limited Partnership (1) (2)	12,169,291	22.55	1,755,991

Advent International GPE VI-A Limited Partnership (1) (2)	7,130,293	13.21	1,028,880

Advent International GPE VI-B Limited Partnership (1) (2)	614,769	1.14%	88,709

Advent International GPE VI-C Limited Partnership (1) (3)	628,188	1.16%	90,645

Advent International GPE VI-D Limited Partnership (1) (3)	502,021	0.93%	72,440

Advent International GPE VI-E Limited Partnership (1) (3)	1,492,644	2.77%	215,384

Advent International GPE VI-F Limited Partnership (1) (2)	2,289,953	4.24%	330,433

Advent International GPE VI-G Limited Partnership (1) (2)	1,444,315	2.68%	208,410

Total Group	26,845,986	49.7406%	3,873,793

(1)

Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI

CUSIP NO. 33829M101	Schedule 13D	Page 24 of 29

2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE VI-A 2010 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership. These eight GPE VI Funds and five Advent Partners Funds own 100% of Advent-Five Below Acquisition Limited Partnership, which is the direct owner of these securities and of which Advent-Five Below GP LLC is the General Partner. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC derives from such power.
(2)	GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. These five GPE VI Funds are shareholders of Advent-Five Below Acquisition Limited Partnership, which is the direct owner of these securities. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP Limited Partnership derive from such power.
(3)	GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. These three GPE VI Funds are shareholders of Advent-Five Below Acquisition Limited Partnership, which is the direct owner of these securities. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP (Delaware) Limited Partnership derive from such power.
(4)	AI LLC is the General Partner of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE VI-A 2010 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. These five Advent Partners Funds are shareholders of Advent-Five Below Acquisition Limited Partnership which is the direct owner of these securities. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and AIC derive from such power.

(b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

(c) Other than the disposal of the Securities described in Item 3 above and the disposal of the number of shares of Common Stock as set forth in the table included in Item 3 above under the column captioned “Shares Sold in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days. The shares indicated as being sold in the table included in Item 3 above were sold by the Advent Funds in the IPO, resulting in a decrease in the beneficial ownership of shares of Common Stock by all the Reporting Persons.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

CUSIP NO. 33829M101	Schedule 13D	Page 25 of 29

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Second Amended and Restated Shareholders Agreement

In connection with the 2010 Transaction, the Reporting Persons, the Issuer and the holders of the Issuer’s capital stock entered into a second amended and restated shareholders agreement. In accordance with this agreement, as subsequently amended, the holders of the Issuer’s capital stock agreed to vote their shares in favor of the election to the Issuer’s board of directors of five individuals designated by the Series A Holders and three designated by the holders of Common Stock. In addition, the shareholders agreement provided certain rights to the Reporting Persons and certain of the other shareholders with respect to the Issuer’s capital stock, including rights of first refusal and drag-along rights in respect of the sale of shares of the Issuer’s capital stock, as well as certain restrictions on the transfer of the Issuer’s shares. The rights of first refusal did not apply to issuances by the Issuer in an initial underwritten public offering of the Issuer’s Common Stock, including this offering. Further, the shareholders agreement contained provisions renouncing any interest or expectancy held by directors affiliated with the Reporting Persons in certain corporate opportunities. The parties to the agreement have further amended the agreement in connection with the IPO. The amendment provided that upon the closing of the IPO, all of the provisions related to rights of first refusal, drag-along rights, the board designation rights of the Series A Holders and the obligation of certain of the shareholders to contribute funds if indemnification claims were made by the Reporting Persons in connection with their investment in the Issuer terminated in full, the lock-up provision will terminate in full 181 days following July 18, 2012, the effective date of the Issuer’s registration statement on Form S-1, and the remaining provisions will terminate in full on and after the date that no member of the Issuer’s board of directors is an employee, officer or director of the Reporting Persons or their affiliates (not including the portfolio companies in which funds controlled by the Reporting Persons have invested).

Amended and Restated Investor Rights Agreement

In connection with the 2010 Transaction, the Reporting Persons, the Issuer and the holders of the Issuer’s capital stock entered into an amended and restated investor rights agreement, which agreement was subsequently amended. Pursuant to the agreement, the Advent Funds and certain other shareholders had the right to include certain of their shares in the IPO and the Issuer paid all expenses in connection with the registration of those shares other than underwriting commissions or discounts resulting from the sale of shares by the Issuer’s shareholders in connection with the registration.

In addition, the amended and restated investor rights agreement contains registration rights that require the Issuer to register shares of Common Stock held by the shareholders who are parties to the agreement in the event the Issuer registers for sale, either for its own account or for the account of others, shares of Common Stock in future offerings. The parties to such agreement have agreed to amend this agreement effective upon the closing of the IPO. The amended and restated investor rights agreement, as amended, provides for substantially similar registration rights and continues to require a shareholder to execute a lock-up agreement with the underwriters in connection with the shareholder’s exercise of his or her registration rights in future offerings. Other provisions in the amended and restated investor rights agreement, including rights of first offer, preemptive rights and information rights terminated upon the closing the of the IPO.

Lock-up Agreement

The Advent Funds, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s shareholders, have entered into lock-up agreements with the underwriters providing that the Reporting Persons and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of the shares of Issuer’s Common Stock, any options or warrants to purchase shares of the Issuer’s Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of the Issuer’s Common Stock, without the prior written consent of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. (collectively, the “Representatives”) for a period of 180 days from July 18, 2012 (such period, the “Lock-up Period”). The lock-up agreements are subject to customary exceptions, including transfers of shares (i) as a bona fide gift of shares, provided that the donee agrees to be bound in writing by the restrictions described above; (ii) to any trust for the benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee agrees to be bound in writing by the restrictions described above.

In the event that either (1) during the last 17 days of the Lock-up Period, the Issuer releases earnings results or announces material news or a material event or (2) prior to the expiration of the Lock-up Period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the Lock-up Period, then in each case the Lock-up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

The foregoing description of the terms of the second amended and restated shareholders agreement, as amended, the amended and restated investor rights agreement, as amended and the lock-up agreement is intended as a summary only and is qualified in its entirety by reference to the second amended and restated shareholders agreement, as amended, the amended and restated investor rights agreement, as amended and form of lock-up agreement, which are filed as exhibits to this Statement and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

*Exhibit 2:	Amended and Restated Investor Rights Agreement, dated September 1, 2010, by and among Five Below, Inc., the Significant Common Shareholders signatory thereto, the Series A Preferred Shareholders signatory thereto and the Other Holders party thereto and any other Persons signatory thereto from time to time (Incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement of Form S-1 (File No. 333-180780), filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2012).

*Exhibit 3:	First Amendment to Amended and Restated Investor Rights Agreement, dated October 14, 2010, by Five Below, Inc. (Incorporated by reference to Exhibit 10.4 of the Issuer’s Registration Statement of Form S-1 (File No. 333-180780), filed with the SEC on April 18, 2012)

*Exhibit 4:	Second Amendment to Amended and Restated Investor Rights Agreement, dated May 23, 2012, by and among Five Below, Inc., the Significant Common Shareholders signatory thereto and the Series A Preferred Shareholders signatory thereto (Incorporated by reference to Exhibit 10.5 of the Issuer’s Registration Statement of Form S-1 (File No. 333-180780), filed with the SEC on May 24, 2012)

*Exhibit 5:	Second Amended and Restated Shareholders Agreement, dated September 1, 2010, by and among Five Below, Inc. and the Shareholders party thereto and any other Persons signatory thereto from time to time (Incorporated by reference to Exhibit 10.6 of the Issuer’s Registration Statement of Form S-1 (File No. 333-180780), filed with the SEC on April 18, 2012)

*Exhibit 6:	First Amendment to Second Amended and Restated Shareholders Agreement, dated October 14, 2010, by Five Below, Inc. (Incorporated by reference to Exhibit 10.7 of the Issuer’s Registration Statement of Form S-1 (File No. 333-180780), filed with the SEC on April 18, 2012)

*Exhibit 7:	Second Amendment to Second Amended and Restated Shareholders Agreement, dated November 22, 2011, by and among Five Below, Inc. and the Consenting Shareholders signatory thereto (Incorporated by reference to Exhibit 10.7 of the Issuer’s Registration Statement of Form S-1 (File No. 333-180780), filed with the SEC on May 24, 2012)

Exhibit 8:	Form of Lock-up Agreement

*	Incorporated by reference.

(The Remainder of this Page Left Intentionally Blank)

CUSIP NO. 33829M101	Schedule 13D	Page 26 of 29

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2012

Advent International GPE VI Limited Partnership
Advent International GPE VI-A Limited Partnership
Advent International GPE VI-B Limited Partnership
Advent International GPE VI-F Limited Partnership
Advent International GPE VI-G Limited Partnership
By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International GPE VI-C Limited Partnership
Advent International GPE VI-D Limited Partnership
Advent International GPE VI-E Limited Partnership
By:	GPE VI GP (Delaware) Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent Partners GPE VI 2008 Limited Partnership
Advent Partners GPE VI 2009 Limited Partnership
Advent Partners GPE VI 2010 Limited Partnership
Advent Partners GPE VI-A 2010 Limited Partnership
Advent Partners GPE VI-A Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

* For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Compliance Officer

CUSIP NO. 33829M101	Schedule 13D	Page 27 of 29

SCHEDULE A

The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

I.	Advent International Corporation

Name	Position with Advent International Corporation	Principal Occupation (if different)

Peter A. Brooke	Chairman

Thomas H. Lauer	Senior Vice President
Managing Partner
Executive Officers’ Committee Member

Richard F. Kane	Senior Vice President of Operations and Business
Development
Managing Director
Chief Compliance Officer
Assistant Secretary

Eileen Sivolella	Senior Vice President
Managing Director
Chief Financial Officer
Treasurer
Assistant Secretary

James R. Westra	Managing Director
Chief Legal Officer

Andrew D. Dodge	Vice President
Legal Counsel
Assistant Compliance Officer
Secretary

Jarlyth H. Gibson	Compliance Officer

Humphrey W. Battcock	Executive Officers’
Committee Member

Ralf Huep	Executive Officers’
Committee Member

David M. Mussafer	Director
Executive Officers’
Committee Member

William C. Schmidt	Executive Officers’
Committee Member

Steven M. Tadler	Director
Executive Officers’
Committee Member

CUSIP NO. 33829M101	Schedule 13D	Page 28 of 29

John F. Brooke	Director	General Partner of
Brooke
Private Equity

Mark Hoffman	Director	Chairman of
Cambridge
Research Group

(The Remainder of this Page Left Intentionally Blank)

CUSIP NO. 33829M101	Schedule 13D	Page 29 of 29

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Five Below, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Advent International GPE VI Limited Partnership
Advent International GPE VI-A Limited Partnership
Advent International GPE VI-B Limited Partnership
Advent International GPE VI-F Limited Partnership
Advent International GPE VI-G Limited Partnership
By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International GPE VI-C Limited Partnership
Advent International GPE VI-D Limited Partnership
Advent International GPE VI-E Limited Partnership
By:	GPE VI GP (Delaware) Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent Partners GPE VI 2008 Limited Partnership
Advent Partners GPE VI 2009 Limited Partnership
Advent Partners GPE VI-A Limited Partnership
Advent Partners GPE VI 2010 Limited Partnership
Advent Partners GPE VI-A 2010 Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

* For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Compliance Officer